As filed with the Securities and Exchange Commission on September 19, 2005

Registration No. 333-127096

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CONTANGO OIL & GAS COMPANY

(Exact name of Registrant as specified in its charter)

Delaware	95-4079863
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3700 Buffalo Speedway, Suite 960, Houston, Texas 77098

(713) 960-1901

(Address and telephone number of principal executive offices)

Kenneth R. Peak

Contango Oil & Gas Company

Chairman, Chief Executive Officer, and Chief Financial Officer

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

(713) 960-1901

(Name, address and telephone number of agent for service)

Copies to:

Richard A. Shortz

Morgan, Lewis & Bockius LLP

300 South Grand Avenue, 22nd Floor

Los Angeles, California 90071

(213) 612-2500

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement, as determined in light of market conditions and other factors.

If the only securities being registered on this form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

PROSPECTUS	September 16, 2005

833,330 SHARES

CONTANGO OIL & GAS COMPANY

COMMON STOCK

This prospectus relates to offers and sales from time to time of up to 833,330 shares of our common stock by the selling stockholders listed in this prospectus. Approximately 833,330 shares are issuable upon the conversion of 2,000 shares of our Series D perpetual cumulative convertible preferred stock, $0.04 par value per share (the “Series D preferred stock”), which we issued in a private placement in July 2005. The selling stockholders may sell the shares of common stock at various times and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods. The shares may be sold at market prices prevailing at the time of sale or at privately negotiated prices. The securities offered by this prospectus were issued to the selling stockholders in transactions exempt from registration under the Securities Act of 1933, as amended.

We will not receive any proceeds from such sales by the selling stockholders. We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

Our common stock is traded on the American Stock Exchange under the symbol “MCF”. The last reported sales price of the common stock on the American Stock Exchange on September 16, 2005 was $11.29 per share.

You should carefully review and consider the information under the heading “ Risk Factors” beginning on page 2 and “Cautionary Statement About Forward-Looking Statements” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September     , 2005.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus in connection with the offer contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in our affairs since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities other than those specially offered hereby or of any securities offered hereby in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. The information contained in this prospectus speaks only as of the date of this prospectus unless the information specially indicates that another date applies.

This prospectus has been prepared based on information provided by us and by other sources that we believe are reliable. This prospectus summarizes certain documents and other information in a manner we believe to be accurate, but we refer you to the actual documents for a more complete understanding of what we discuss in this prospectus. In making a decision to invest in the common shares, you must rely on your own examination of our company and the terms of the offering, including the merits and risks involved.

You should rely only on the information contained in this prospectus, any prospectus supplement and the documents we have incorporated by reference. We have not authorized anyone else to give you different information. These securities are not being offered in any state or other jurisdiction that does not permit the offer. We will disclose any material changes in our affairs in an amendment to this prospectus, a prospectus supplement or a future filing with the Securities and Exchange Commission incorporated by reference in this prospectus.

All references in this prospectus to the “Company”, “Contango”, “we”, “us” or “our” are to Contango Oil & Gas Company and its subsidiaries.

i

SUMMARY

We are a Houston-based, independent natural gas and oil company. Our core business is to explore, develop, produce and acquire natural gas and oil properties primarily offshore in the Gulf of Mexico and onshore along the Gulf Coast. As a recent addition to our business, we will begin acting as an operator on certain offshore prospects through our wholly-owned subsidiary, Contango Operators, Inc. (“COI”). We also own a 10% interest in a limited partnership formed to develop a liquefied natural gas (“LNG”) receiving terminal in Freeport, Texas, and hold investments in the alternative energy venture capital market with a focus on environmentally preferred energy technologies.

As of June 30, 2005, we owned approximately 1.4 billion cubic feet equivalent (“Bcfe”) of total proved reserves, approximately 82% of which were classified as proved developed producing. The pre-tax net present value of our total proved reserves prepared in accordance with the Securities and Exchange Commission (the “SEC”) guidelines as of June 30, 2005 was approximately $7.1 million.

Recent Developments

On July 15, 2005, we sold 2,000 shares of Series D preferred stock to a group of private investors for gross aggregate proceeds of $10,000,000. The shares of common stock issuable upon conversion of those shares of Series D preferred stock are part of the shares of common stock offered by this prospectus.

On July 19, 2005, we exercised our mandatory conversion rights pursuant to the terms of our cumulative convertible Series C preferred stock, $0.04 par value per share (the “Series C preferred stock”) and converted all of the 1,400 shares of our Series C preferred stock issued and outstanding as of July 19, 2005 into 1,166,662 shares of common stock.

On September 2, 2005, we purchased an additional 9.4% interest in our partially-owned subsidiary, Republic Exploration LLC (“REX”) for $5.625 million and an additional 9.4% interest in our partially-owned subsidiary, Contango Offshore Exploration LLC (“COE”) for $1.875 million from Juneau Exploration, L.P. (“JEX”). As a result of these two purchases, our equity ownership interest in these partially-owned subsidiaries increased from 33.3% to 42.7% in REX and from 66.7% to 76.1% in COE.

As of September 16, 2005, we and our partners had acquired 32,000 acres in the Fayetteville Shale prospect area located in Arkansas at a cost of $6.9 million. Our 70% share of the acquisition costs is $4.8 million.

Address of Principal Executive Offices:	Internet Address:

Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098 Phone: (713) 960-1901	www.contango.com (information contained on our web-site is not part of this prospectus)

RISK FACTORS

In addition to the other information set forth elsewhere in this prospectus, you should carefully consider the following factors when evaluating the Company. An investment in the Company will be subject to risks inherent in our business. The trading price of the shares of the Company will be affected by the performance of our business relative to, among other things, competition, market conditions and general economic and industry conditions. The value of an investment in the Company may decrease, resulting in a loss. The risk factors listed below are not all inclusive.

We have no ability to control the prices that we receive for natural gas and oil. Natural gas and oil prices fluctuate widely, and low prices could have a material adverse effect on our revenues, profitability and growth.

Our revenues, profitability and future growth will depend significantly on natural gas and crude oil prices. Prices received also will affect the amount of future cash flow available for capital expenditures and repayment of indebtedness and will affect our ability to raise additional capital. Lower prices may also affect the amount of natural gas and oil that we can economically produce. Factors that can cause price fluctuations include:

•	The domestic and foreign supply of natural gas and oil.

•	Overall economic conditions.

•	The level of consumer product demand.

•	Weather conditions.

•	The price and availability of competitive fuels such as heating oil and coal.

•	Political conditions in the Middle East and other natural gas and oil producing regions.

•	The level of LNG imports.

•	Domestic and foreign governmental regulations.

We depend on the services of our chairman, chief executive officer and chief financial officer, and implementation of our business plan could be seriously harmed if we lost his services.

We depend heavily on the services of Kenneth R. Peak, our chairman, chief executive officer, and chief financial officer. We do not have an employment agreement with Mr. Peak, and the proceeds from a $10.0 million “key person” life insurance policy on Mr. Peak may not be adequate to cover our losses in the event of Mr. Peak’s death.

We are highly dependent on the technical services provided by our alliance partners and could be seriously harmed if our alliance agreements were terminated.

Because we have only six employees, none of whom are geoscientists or petroleum engineers, we are dependent upon alliance partners for the success of our natural gas and oil exploration projects and expect to remain so for the foreseeable future. Highly qualified explorationists and engineers are difficult to attract and retain. As a result, the loss of the services of one or more of our alliance partners could have a material adverse effect on us and could prevent us from pursuing our business plan. Additionally, the loss by our alliance partners of certain explorationists could have a material adverse effect on our operations as well.

Our ability to successfully execute our business plan is dependent on our ability to obtain adequate financing.

Our business plan, which includes participation in 3-D seismic shoots, lease acquisitions, the drilling of exploration prospects and producing property acquisitions, has required and will require substantial capital expenditures. We may require additional financing to fund our planned growth. Our ability to raise additional capital will depend on the results of our operations and the status of various capital and industry markets at the time we seek such capital. Accordingly, we cannot be certain that additional financing will be available to us on acceptable terms, if at all. In particular, our credit facility imposes limits on our ability to borrow under the facility based on adjustments to the value of our hydrocarbon reserves, and our credit facility limits our ability to incur additional indebtedness. In the event additional capital resources are unavailable, we may be required to curtail our exploration and development activities or be forced to sell some of our assets in an untimely fashion or on less than favorable terms.

We lack experience as Operator in drilling high pressure wells in the Gulf of Mexico.

COI is a wholly owned subsidiary of the Company, formed for the purpose of drilling and operating exploration wells in the Gulf of Mexico and is a new element of our business strategy. COI has submitted a plan of exploration with the Minerals Management Service (“MMS”) as the designated operator for both the Grand Isle 72 and Eugene Island 10 prospects, two of our offshore prospects, and will be the entity under which the Company will operate these offshore prospects. The plan of exploration for Eugene Island 10 has been approved by the MMS and approval of the plan for Grand Isle 72 is currently pending. Although as a company we have taken working interests in offshore prospects, we have previously never assumed the role of operator.

Drilling activities are subject to numerous risks, including the risk that no commercially productive hydrocarbon reserves will be encountered. The cost of drilling, completing and operating wells and of installing production facilities and pipelines is often uncertain. The Company’s drilling operations may be curtailed, delayed, canceled or negatively impacted as a result of numerous factors, including inexperience as an operator, title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery or availability of material, equipment and fabrication yards. In periods of increased drilling activity resulting from high commodity prices, demand exceeds availability for drilling rigs, drilling vessels, supply boats and personnel experienced in the oil and gas industry in general, and the offshore oil and gas industry in particular. This may lead to difficulty and delays in consistently obtaining certain services and equipment from vendors, obtaining drilling rigs and other equipment at favorable rates and scheduling equipment fabrication at factories and fabrication yards. This, in turn, may lead to projects being delayed or experiencing increased costs. The cost of drilling, completing, and operating wells is often uncertain, and we cannot assure that new wells will be productive or that we will recover all or any portion of our investment. The risk of significant cost overruns, curtailments, delays, inability to reach our target reservoir and other factors detrimental to drilling and completion operations may be higher due to our inexperience as an operator.

The construction of our LNG receiving terminal in Freeport, Texas is subject to various development and completion risks.

We own a 10% limited partnership interest in the Freeport LNG receiving facility that is being constructed in Freeport, Texas. The LNG project received approval from the Federal Energy Regulatory Commission (the “FERC”) in June 2004. On January 11, 2005, Freeport LNG received its authorization to commence construction of the first phase of its terminal from the FERC. Construction of the 1.5 billion cubic feet per day (“Bcf/d”) facility commenced on January 17, 2005. Freeport

LNG is seeking an additional order from the FERC that would authorize the construction of an expansion that would increase the capacity at its currently permitted 1.5 Bcf/d Freeport LNG terminal to 2.6 Bcf/d. The LNG receiving facility is subject to development risk such as permitting, cost overruns and delays. Key factors that may affect the completion of the LNG receiving terminal include, but are not limited to: timely issuance of necessary additional permits, licenses and approvals by governmental agencies and third parties; sufficient financing; unanticipated changes in market demand or supply; competition with similar projects; labor disputes; site difficulties; environmental conditions; unforeseen events, such as hurricanes, explosions, fires and product spills; delays in manufacturing and delivery schedules of critical equipment and materials; resistance in the local community; local and general economic conditions; and commercial arrangements for pipelines and related equipment to transport and market LNG.

If completion of the LNG receiving facility is delayed beyond the estimated development period, the actual cost of completion may increase beyond the amounts currently estimated in our capital budget. A delay in completion of the LNG receiving facility would also cause a delay in the receipt of revenues projected from operation of the facility, which may cause our business, results of operations and financial condition to be substantially harmed.

If we are not able to fund or finance our 10% ownership in the LNG receiving facility in Freeport, Texas, we may lose our 10% investment in the project.

In December 2003, ConocoPhillips and Freeport LNG signed an agreement providing for ConocoPhillips’ participation in Freeport LNG’s project to build the receiving terminal. ConocoPhillips will acquire 1 Bcf/d of capacity in the terminal for its use. ConocoPhillips purchased a 50% interest in the general partner of Freeport LNG and has agreed to provide substantially all of the construction funding. Without such financing or upon any significant shortfall in project funding, we may not have the financial resources to fund our 10% ownership share of construction costs. If we are unable to fund our share of the project costs or if the project is unable to secure third-party project financing, we could lose our investment in the project.

Natural gas and oil reserves are depleting assets and the failure to replace our reserves would adversely affect our production and cash flows.

Our future natural gas and oil production depends on our success in finding or acquiring new reserves. If we fail to replace reserves, our level of production and cash flows would be adversely impacted. Production from natural gas and oil properties decline as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves will decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Further, substantially all of our reserves are proved developed producing. Accordingly, we do not have significant opportunities to increase our production from our existing proved reserves. Our ability to make the necessary capital investment to maintain or expand our asset base of natural gas and oil reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. If we are not successful, our future production and revenues will be adversely affected.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions could materially affect the quantities and present values of our reserves.

The process of estimating natural gas and oil reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this report.

In order to prepare these estimates, our independent third party petroleum engineer must project production rates and timing of development expenditures as well as analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also requires economic assumptions relating to matters such as natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. Therefore, estimates of natural gas and oil reserves are inherently imprecise.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and pre-tax net present value of reserves shown in this report. In addition, estimates of our proved reserves may be adjusted to reflect production history, results of exploration and development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Some of the producing wells included in our reserve report have produced for a relatively short period of time as of July 1, 2005. Because some of our reserve estimates are not based on a lengthy production history and are calculated using volumetric analysis, these estimates are less reliable than estimates based on a more lengthy production history.

You should not assume that the pre-tax net present value of our proved reserves prepared in accordance with SEC guidelines referred to in this report is the current market value of our estimated natural gas and oil reserves. We base the pre-tax net present value of future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices, costs, taxes and the volume of produced reserves may differ materially from those used in the pre-tax net present value estimate.

We rely on the accuracy of the estimates in the reservoir engineering reports provided to us by our outside engineers.

We have no in house reservoir engineering capability, and therefore rely on the accuracy of the periodic reservoir reports provided to us by our independent third party reservoir engineers. If those reports prove to be inaccurate, our financial reports could have material misstatements. Further, we use the reports of our independent reservoir engineers in our financial planning. If the reports of the outside reservoir engineers prove to be inaccurate, we may make misjudgments in our financial planning.

Exploration is a high risk activity, and our participation in drilling activities may not be successful.

Our future success will largely depend on the success of our exploration drilling program. Participation in exploration drilling activities involves numerous risks, including the risk that no commercially productive natural gas or oil reservoirs will be discovered. The cost of drilling, completing and operating wells is often uncertain, and drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	Unexpected drilling conditions.

•	Blowouts, fires or explosions with resultant injury, death or environmental damage.

•	Pressure or irregularities in formations.

•	Equipment failures or accidents.

•	Adverse weather conditions.

•	Compliance with governmental requirements and laws, present and future.

•	Shortages or delays in the availability of drilling rigs and the delivery of equipment.

Even when properly used and interpreted, 3-D seismic data and visualization techniques are only tools used to assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. Poor results from our drilling activities would materially and adversely affect our future cash flows and results of operations.

In addition, as a “successful efforts” company, we choose to account for unsuccessful exploration efforts (the drilling of “dry holes”) and seismic costs as a current expense of operations, which immediately impacts our earnings. Significant expensed exploration charges in any period would materially adversely affect our earnings for that period and cause our earnings to be volatile from period to period.

The natural gas and oil business involves many operating risks that can cause substantial losses.

The natural gas and oil business involves a variety of operating risks, including:

•	Blowouts, fires and explosions.

•	Surface cratering.

•	Uncontrollable flows of underground natural gas, oil or formation water.

•	Natural disasters.

•	Pipe and cement failures.

•	Casing collapses.

•	Stuck drilling and service tools.

•	Abnormal pressure formations.

•	Environmental hazards such as natural gas leaks, oil spills, pipeline ruptures or discharges of toxic gases.

If any of these events occur, we could incur substantial losses as a result of:

•	Injury or loss of life.

•	Severe damage to and destruction of property, natural resources or equipment.

•	Pollution and other environmental damage.

•	Clean-up responsibilities.

•	Regulatory investigations and penalties.

•	Suspension of our operations or repairs necessary to resume operations.

Offshore operations also are subject to a variety of operating risks peculiar to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce the funds available for exploration, development or leasehold acquisitions, or result in loss of properties.

If we were to experience any of these problems, it could affect well bores, platforms, gathering systems and processing facilities, any one of which could adversely affect our ability to conduct operations. In accordance with customary industry practices, we maintain insurance against some, but not all, of these risks. Losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. We may not be able to maintain adequate insurance in the future at rates we consider reasonable, and particular types of coverage may not be available. An event that is not fully covered by insurance could have a material adverse effect on our financial position and results of operations.

Not hedging our production may result in losses.

Due to the significant volatility in natural gas prices and the potential risk of significant hedging losses if NYMEX natural gas prices spike on the date options settle, our policy is to hedge only through the purchase of puts. By not hedging our production, we may be more adversely affected by declines in natural gas and oil prices than our competitors who engage in hedging arrangements.

Our ability to market our natural gas and oil may be impaired by capacity constraints on the gathering systems and pipelines that transport our natural gas and oil.

All of our natural gas and oil is transported through gathering systems and pipelines, which we do not own. Transportation capacity on gathering systems and pipelines is occasionally limited and at times unavailable due to repairs or improvements being made to these facilities or due to capacity being utilized by other natural gas or oil shippers that may have priority transportation agreements. If the gathering systems or our transportation capacity is materially restricted or is unavailable in the future, our ability to market our natural gas or oil could be impaired and cash flow from the affected properties could be reduced, which could have a material adverse effect on our financial condition and results of operations.

We have no assurance of title to our leased interests.

Our practice in acquiring exploration leases or undivided interests in natural gas and oil leases is not to incur the expense of retaining lawyers to examine the title to the mineral interest prior to executing the lease. Instead, we rely upon the judgment of our alliance partners to perform the field work in examining records in the appropriate governmental, county or parish clerk’s office before leasing a specific mineral interest. This practice is widely followed in the industry. Prior to the drilling of an exploration well the operator of the well will typically obtain a preliminary title review of the drillsite lease and/or spacing unit within which the proposed well is to be drilled to identify any obvious deficiencies in title to the well and, if there are deficiencies, to identify measures necessary to cure those defects to the extent reasonably possible. We have no assurance, however, that any such deficiencies have been cured by the operator of any such wells. It does happen, from time to time, that the examination made by the title lawyers reveals that the lease or leases are invalid, having been purchased in error from a person who is not the rightful owner of the mineral interest desired. In these circumstances, we may not be able to proceed with our exploration and development of the lease site or may incur costs to remedy a defect. It may also happen, from time to time, that the operator may elect to proceed with a well despite defects to the title identified in the preliminary title opinion.

Competition in the natural gas and oil industry is intense, and we are smaller and have a more limited operating history than most of our competitors.

We compete with a broad range of natural gas and oil companies in our exploration and property acquisition activities. We also compete for the equipment and labor required to operate and to develop these properties. Most of our competitors have substantially greater financial resources than we do. These competitors may be able to pay more for exploratory prospects and productive natural gas and oil properties. Further, they may be able to evaluate, bid for and purchase a greater number of properties and prospects than we can. Our ability to explore for natural gas and oil and to acquire additional properties in the future will depend on our ability to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating for a much longer time than we have and have substantially larger staffs. We may not be able to compete effectively with these companies or in such a highly competitive environment.

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations governing the operation and maintenance of our facilities and the discharge of materials into the environment. Failure to comply with such rules and regulations could result in substantial penalties and have an adverse effect on us. These laws and regulations may:

•	Require that we obtain permits before commencing drilling.

•	Restrict the substances that can be released into the environment in connection with drilling and production activities.

•	Limit or prohibit drilling activities on protected areas, such as wetlands or wilderness areas.

•	Require remedial measures to mitigate pollution from former operations, such as plugging abandoned wells.

Under these laws and regulations, we could be liable for personal injury and clean-up costs and other environmental and property damages, as well as administrative, civil and criminal penalties. We maintain only limited insurance coverage for sudden and accidental environmental damages. Accordingly, we may be subject to liability, or we may be required to cease production from properties in the event of environmental damages. These laws and regulations have been changed frequently in the past. In general, these changes have imposed more stringent requirements that increase operating costs or require capital expenditures in order to remain in compliance. It is also possible that unanticipated factual developments could cause us to make environmental expenditures that are significantly different from those we currently expect. Existing laws and regulations could be changed and any such changes could have an adverse effect on our business and results of operations.

We cannot control the activities on properties we do not operate.

Other companies currently operate properties in which we have an interest. As a result, we have a limited ability to exercise influence over operations for these properties or their associated costs. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence operations and associated costs could materially adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of our drilling and development activities on properties operated by others therefore depend upon a number of factors that are outside of our control, including:

•	Timing and amount of capital expenditures.

•	The operator’s expertise and financial resources.

•	Approval of other participants in drilling wells.

•	Selection of technology.

Acquisition prospects are difficult to assess and may pose additional risks to our operations.

We expect to evaluate and, where appropriate, pursue acquisition opportunities on terms our management considers favorable. In particular, we expect to pursue acquisitions that have the potential to increase our domestic natural gas and oil reserves. The successful acquisition of natural gas and oil properties requires an assessment of:

•	Recoverable reserves.

•	Exploration potential.

•	Future natural gas and oil prices.

•	Operating costs.

•	Potential environmental and other liabilities and other factors.

•	Permitting and other environmental authorizations required for our operations.

In connection with such an assessment, we would expect to perform a review of the subject properties that we believe to be generally consistent with industry practices. Nonetheless, the resulting conclusions are necessarily inexact and their accuracy inherently uncertain, and such an assessment may not reveal all existing or potential problems, nor will it necessarily permit a buyer to become sufficiently familiar with the properties to fully assess their merits and deficiencies. Inspections may not always be performed on every platform or well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken.

Future acquisitions could pose additional risks to our operations and financial results, including:

•	Problems integrating the purchased operations, personnel or technologies.

•	Unanticipated costs.

•	Diversion of resources and management attention from our exploration business.

•	Entry into regions or markets in which we have limited or no prior experience.

•	Potential loss of key employees, particularly those of the acquired organization.

We do not currently intend to pay dividends on our common stock.

We have never declared or paid a dividend on our common stock and do not expect to do so in the foreseeable future. Our current plan is to retain any future earnings for funding growth, and, therefore, holders of our common stock will not be able to receive a return on their investment unless they sell their shares.

Anti-takeover provisions of our certificate of incorporation, bylaws and Delaware law could adversely effect a potential acquisition by third parties that may ultimately be in the financial interests of our stockholders.

Our certificate of incorporation, bylaws and the Delaware General Corporation Law contain provisions that may discourage unsolicited takeover proposals. These provisions could have the effect of inhibiting fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts, preventing changes in our management or limiting the price that investors may be willing to pay for shares of common stock. These provisions, among other things, authorize the board of directors to:

•	Designate the terms of and issue new series of preferred stock.

•	Limit the personal liability of directors.

•	Limit the persons who may call special meetings of stockholders.

•	Prohibit stockholder action by written consent.

•	Establish advance notice requirements for nominations for election of the board of directors and for proposing matters to be acted on by stockholders at stockholder meetings.

•	Require us to indemnify directors and officers to the fullest extent permitted by applicable law.

•	Impose restrictions on business combinations with some interested parties.

Our common stock is thinly traded.

The Company has approximately 14.7 million shares of common stock outstanding, held by approximately 115 holders of record. Approximately 2.6 million shares are owned by directors and officers. Since our common stock is thinly traded, the purchase or sale of relatively small common stock positions may result in disproportionately large increases or decreases in the price of our common stock.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, as amended. The words and phrases “should be”, “will be”, “believe”, “expect”, “anticipate”, “estimate”, “forecast”, “goal” and similar expressions identify forward-looking statements and express our expectations about future events. These include such matters as:

•	Our financial position

•	Business strategy and budgets

•	Anticipated capital expenditures

•	Drilling of wells

•	Natural gas and oil reserves

•	Timing and amount of future discoveries (if any) and production of natural gas and oil

•	Operating costs and other expenses

•	Cash flow and anticipated liquidity

•	Prospect development

•	Property acquisitions and sales

•	Development, construction and financing of our LNG receiving terminal

•	Investment in alternative energy

Although we believe the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will occur. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from actual future results expressed or implied by the forward-looking statements. These factors include among others:

•	Low and/or declining prices for natural gas and oil

•	Natural gas and oil price volatility

•	The risks associated with acting as the operator in drilling deep high pressure wells in the Gulf of Mexico

•	The risks associated with exploration, including cost overruns and the drilling of non-economic wells or dry holes, especially in prospects in which the Company has made a large capital commitment relative to the size of the Company’s capitalization structure

•	Availability of capital and the ability to repay indebtedness when due

•	Ability to raise capital to fund capital expenditures

•	The ability to find, acquire, market, develop and produce new natural gas and oil properties

•	Uncertainties in the estimation of proved reserves and in the projection of future rates of production and timing of development expenditures

•	Operating hazards attendant to the natural gas and oil business

•	Downhole drilling and completion risks that are generally not recoverable from third parties or insurance

•	Potential mechanical failure or under-performance of significant wells or pipeline mishaps

•	Weather

•	Availability and cost of material and equipment

•	Delays in anticipated start-up dates

•	Actions or inactions of third-party operators of our properties

•	Ability to find and retain skilled personnel

•	Strength and financial resources of competitors

•	Federal and state regulatory developments and approvals

•	Environmental risks

•	Worldwide economic conditions

•	Ability of LNG to become a competitive energy supply in the United States

•	Ability to fund our LNG project, cost overruns and third party performance

•	Successful commercialization of alternative energy technologies

You should not unduly rely on these forward-looking statements in this prospectus, as they speak only as of the date of this prospectus. Except as required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. See the information under the heading “Risk Factors” referred to on page 2 of this prospectus for some of the important factors that could affect our financial performance or could cause actual results to differ materially from estimates contained in forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling stockholders of the shares covered by this prospectus. The selling stockholders who sell their shares will receive all of the net proceeds from the sale of such shares. The selling stockholders will not pay any of the expenses incurred in connection with the registration of the shares, but they will pay all commissions, discounts, and other compensation to any securities broker-dealers through whom they sell any of the shares.

SELLING STOCKHOLDERS

The following table lists the names of the selling stockholders, the number of shares of common stock beneficially owned by each selling stockholder on September 16, 2005, the number of shares which may be offered for sale by this prospectus, the number of shares of common stock to be owned by each selling stockholder upon completion of the offering, and the percentage of total shares of our common stock to be owned by each selling stockholder upon completion of the offering. Because the selling stockholders may offer all, some or none of their common stock, we cannot provide a definitive estimate as to the number of shares that will be held by the selling stockholders after the offering.

Under the rules of the Securities and Exchange Commission, beneficial ownership includes shares over which the named stockholder exercises voting and/or investment control. Unless otherwise indicated in the footnotes below, we believe that the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to applicable community property laws. The information with respect to beneficial ownership of common stock held by each person is based upon record ownership data provided by our transfer agent, information as supplied or confirmed by the selling stockholders, statements filed with the Securities and Exchange Commission, or our actual knowledge. Information in the footnotes regarding persons with voting and investment control over the shares is based solely upon information provided by the selling stockholders. Except as noted in the footnotes to the table below, within the last three years, none of the selling stockholders have held any position with us or entered into any material relationships with us.

Selling Stockholders	Shares Beneficially Owned Prior to Offering(2)	Shares Being Offered(3)	Shares Beneficially Owned After the Offering(1)
			Number	Percent
BrightWater Fund, LLC (4)	7,083	7,083	—	—
BrightWater Master Fund, LP (5)	34,583	34,583	—	—
Crow Public Securities, L.P. (6)	83,333	83,333	—	—
D.E. Shaw Laminar Portfolios, L.L.C. (7)	354,166	354,166	—	—
Ironman Energy Capital, L.P. (8)	250,000	250,000	—	—
RR Advisors, LLC (9)	41,666	41,666	—	—
T2, Ltd. (10)	41,666	41,666	—	—
William D. Griffin	20,833	20,833	—	—

(1)	Assumes all of the shares covered by this prospectus are sold.

(2)	Share amounts reflect rounding down of fractional common stock issuable to each selling stockholder upon conversion of their securities.
(3)	All shares owned by the selling stockholders will be received upon conversion of shares of Series D preferred stock issued in a private offering pursuant to a securities purchase agreement dated July 15, 2005. All such Series D preferred stock is immediately convertible into our common stock at a conversion price of $12.00 per share.
(4)	Don Krueger has voting and investment control over the shares held by BrightWater Fund, LLC.
(5)	Don Krueger has voting and investment control over the shares held by BrightWater Master Fund, LP.
(6)	Robert Raymond has voting and investment control over the shares held by Crow Public Securities, LP.
(7)	D. E. Shaw & Co. L.P., as investment adviser, has voting and investment control over any shares of common stock issuable upon conversion of the Series D preferred stock owned by D.E. Shaw Laminar, L.L.C. Julius Gaudio, Eric Wepsic, Maximilian Stone and Anne Dinning, or their designees, exercise voting and investment control over the common shares on D.E. Shaw & Co. L.P.’s behalf. D.E. Shaw Laminar Portfolios, L.L.C. has identified itself as an affiliate of three registered broker-dealers. D.E. Shaw Laminar Portfolios, L.L.C. acquired the Series D preferred stock in the ordinary course of business and at the time of the acquisition did not have any arrangements or understandings with any person to distribute the Series D preferred stock or any shares of common stock issuable in respect of or upon conversion of the Series D preferred stock.
(8)	G. Bryan Dutt has voting and investment control over the shares held by Ironman Energy Capital, L.P.
(9)	Robert Raymond has voting and investment control over the shares held by RR Advisors, LLC.
(10)	Jim Smith has voting and investment control over the shares held by T2, Ltd.

PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees or other successors in interest may offer their shares of common stock from time to time directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares of common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. One or more of the following methods may be used to effect the distribution of the shares of common stock:

•	Ordinary brokers’ transactions, which may include long or short sales

•	Transactions involving cross or block trades or otherwise on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, in the over-the-counter market or in any other market for the common stock

•	Purchases by brokers, dealers or underwriters as principals and resale by such purchasers for their own accounts pursuant to this prospectus

•	“At the market” to or through market makers or into an existing market for the common stock

•	In other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents

•	Through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise)

•	Any combination of the foregoing or by any other legally available means

In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into options or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares of common stock, which shares may be resold thereafter pursuant to this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of common stock as agent may receive compensation in the form of discounts, concessions or commissions from the selling stockholders (and, if they act as agent for the purchaser of such shares of common stock, from such purchaser). Such discounts, concessions or commissions as to a particular broker, dealer, underwriter or agent might be greater or less than those customary in the type of transaction involved.

The selling stockholders and any brokers, dealers, underwriters or agents that participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and any discounts, commissions or concessions received by any such persons might be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Neither we nor the selling stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholders and any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of common stock.

Because selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be sold under Rule 144 rather than pursuant to this prospectus.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of up to five business days prior to the commencement of such distribution. In addition, each selling stockholder will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the associated rules and regulations under the Securities Exchange Act of 1934, as amended, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders.

To the extent required, we will file, during any period in which offers or sales are being made, a supplement to this prospectus which sets forth, with respect to a particular offering, the specific number of shares of common stock to be sold, the name of the selling stockholders, the sale price, the name of any participating broker, dealer, underwriter or agent, any applicable commission or discount and any other material information with respect to the plan of distribution not previously disclosed.

We will not receive any of the proceeds from the sale of the shares of common stock offered hereby. We will pay substantially all of the expenses incident to this offering of the shares of common stock by the selling stockholders to the public other than commissions and discounts of brokers, dealers, underwriters or agents. We have agreed to indemnify some of the selling stockholders against certain liabilities, including certain liabilities under the Securities Act of 1933.

In order to comply with certain states’ securities laws, if applicable, the shares of common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is satisfied.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by our counsel, Morgan, Lewis & Bockius LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of Contango Oil & Gas Company incorporated in this prospectus by reference to Contango Oil & Gas Company’s annual report on Form 10-K for the fiscal year ended June 30, 2005 have been so incorporated in reliance on the report of Grant Thornton LLP, independent registered public accountants, given on the authority of said firm as experts in auditing and accounting.

The estimated reserves evaluations and related calculations of Contango Oil & Gas Company incorporated in this prospectus by reference to Contango Oil & Gas Company’s annual report on Form 10-K for the fiscal year ended June 30, 2005 have been so incorporated in reliance on the report of W.D. Von Gonten & Co., petroleum engineering consultants, included in reliance on the authority of said firm as experts in petroleum engineering.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You can read and copy any materials we file with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains information we file electronically with the SEC, which you can access over the internet at http://www.sec.gov. You can also obtain copies of the materials we file with the SEC from our website at www.contango.com. The information on our website is not part of this prospectus. Our common stock trades on the American Stock Exchange under the symbol “MCF”, and you can obtain information about us at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modified or supersedes such statement. We incorporate by reference the documents listed below into this prospectus, and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until the termination of this offering. The documents we incorporate by reference are:

•	Our annual report on Form 10-K for the fiscal year ended June 30, 2005.

•	Our current reports on Form 8-K, event dates July 14, 2005, July 18, 2005, September 2, 2005, and September 15, 2005;

•	The description of our common stock contained in our registration statement on Form 8-A filed on January 16, 2001 (File No. 001-16317).

You may request a copy of these filings (other than exhibits to such filings unless such exhibits are specifically incorporated by reference into such filings), at no cost, by writing to us at Contango Oil & Gas Company, 3700 Buffalo Speedway, Suite 960, Houston, Texas 77098 or by telephoning us at (713) 960-1901.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS. IF ANY PERSON DOES MAKE A STATEMENT THAT DIFFERS FROM WHAT IS IN THIS PROSPECTUS, YOU SHOULD NOT RELY ON IT. THIS PROSPECTUS IS NOT AN OFFER TO SELL, NOR IS IT SEEKING AN OFFER TO BUY, THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS COMPLETE AND ACCURATE AS OF ITS DATE, BUT THE INFORMATION MAY CHANGE AFTER THAT DATE.

833,330 SHARES

CONTANGO OIL & GAS COMPANY

COMMON STOCK

PROSPECTUS

September     , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses payable by the Registrant in connection with the offering described in this registration statement. All amounts are estimates except the SEC registration fee.

Amount to be Paid by Registrant
SEC registration fee	$1,147
Printing fees and expenses	600
Legal fees and expenses	10,000
Accounting fees and expenses	3,000
Miscellaneous	600

Total	$15,347

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law and the Registrant’s certificate of incorporation and bylaws contain provisions for indemnification of the Registrant’s officers and directors, and under certain circumstances, its employees and other persons. The bylaws require the Registrant to indemnify such persons to the fullest extent permitted by Delaware law. Each such person will be indemnified in any proceeding if such person acted in good faith and in a manner that such person reasonably believed to be in, or not opposed to, the Registrant’s best interests. The indemnification would cover expenses, including attorney’s fees, judgments, fines and amounts paid in settlement. The Registrant’s bylaws also provide that the Registrant may purchase and maintain insurance on behalf of any of its present or past directors or officers insuring against any liability asserted against such person incurred in their capacity as a director or officer or arising out of such status, whether or not the Registrant would have the power to indemnify such person. The Registrant has obtained and maintain director’s and officers’ liability insurance. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Act and is therefore unenforceable.

Item 16. Exhibits

Exhibit Number	Description
4.1†	Certificate of Designations, Preferences and Relative Rights and Limitations for Series D Perpetual Cumulative Convertible Preferred Stock.

4.2†	Securities Purchase Agreement, dated as of July 15, 2005, among the Registrant and the purchasers named therein.

5.1†	Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the securities being registered.

23.1**	Consent of Grant Thornton LLP.

23.2†	Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5.1 hereto)

23.3**	Consent of W.D. Von Gonten & Co.

24†	Power of Attorney (included on signature page to this registration statement).

**	Filed herewith
†	Previously filed

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Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which any offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment hereof) which, individually or in aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any other material change to such information in the registration statement.

(2)	That for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities being offered therein and the offering of such securities at the time may be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities which are being registered which remain unsold at the termination of the offering.

(4)	That for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed by the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas on September 19, 2005.

CONTANGO OIL & GAS COMPANY

By:	/s/ KENNETH R. PEAK
Kenneth R. Peak
Chairman of the Board, Chief Executive Officer, and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ KENNETH R. PEAK Kenneth R. Peak	Chairman of the Board Chief Executive Officer Chief Financial Officer (principal executive officer and principal financial officer)	September 19, 2005

* Lesia Bautina	Senior Vice President and Controller (principal accounting officer)	September 19, 2005

* Jay Brehmer	Director	September 19, 2005

* Joseph S. Compofelice	Director	September 19, 2005

* Darrell W. Williams	Director	September 19, 2005

*By:	/s/ KENNETH R. PEAK Kenneth R. Peak Attorney-in-Fact	September 19, 2005

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